Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated July 24, 2018, relates to the consolidated financial position and results of operations of Canadian National Railway Company, and, as the context requires, its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2018 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2017 audited Annual Consolidated Financial Statements and Notes thereto, and the 2017 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2017 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting the Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network, of approximately 20,000 route miles of track, spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the United States (U.S.) and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's rail freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2017, no individual commodity group accounted for more than 25% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 33% transborder traffic, 17% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2017 Annual MD&A.

2018 Second quarter highlights
In the second quarter of 2018, CN added more than $300 million in top-line growth with revenues up 9% and volumes up 7% in terms of revenue ton miles (RTMs) compared to the same period in 2017. The hiring and qualification of train crews and the addition of locomotives increased capacity and improved network fluidity following a challenging first quarter. Amid strong demand, CN continues to see sequential improvement in operating performance as the Company progresses with these initiatives. Capital projects targeted to enable growth and improve network resiliency are ongoing.

27    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Financial highlights
•	CN attained record second quarter revenues and operating income, as well as record second quarter reported and adjusted net income and earnings per share. (1)
•	Net income increased by $279 million, or 27%, to $1,310 million, and diluted earnings per share increased by 30% to $1.77, in the second quarter of 2018 when compared to the same period in 2017.
•
Adjusted net income increased by $107 million, or 11%, to $1,120 million, and adjusted diluted earnings per share increased by 13% to $1.51, in the second quarter of 2018 when compared to the same period in 2017. (1)

•	Operating income was $1,519 million in the second quarter of 2018, an increase of $104 million, or 7%, over the same quarter of 2017. (2)
•	CN's operating ratio was 58.2% in the second quarter of 2018, a 0.7-point increase from the second quarter of 2017. (2)
•	Free cash flow was $974 million in the second quarter of 2018, a 20% increase over the same period in 2017. (3)
•	The Company repurchased 3.8 million common shares, returning $385 million to its shareholders, in the second quarter of 2018.
•	CN paid a quarterly dividend of $0.4550 per share, representing an increase of 10% when compared to the same period in 2017, amounting to $334 million.
•	The Company increased its 2018 budget for capital spending by $0.1 billion to approximately $3.5 billion, primarily for the acquisition of rail cars.

(1)   See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)   The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.1 percentage points for the three months ended June 30, 2018 (2.4 percentage points for the three months ended June 30, 2017). Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.
(3)   See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

2018 Business outlook and assumptions
The Company continues to expect growth across a range of commodities, particularly in intermodal traffic, frac sand, Canadian and U.S. coal exports, crude oil, Canadian grain, refined petroleum products, and lumber and panels; as well as lower volumes of potash. The Company now expects U.S. grain volumes to remain flat.
Underpinning the 2018 business outlook, the Company assumes that North American industrial production will increase in the range of two to three percent. For the 2017/2018 crop year, the grain crops in both Canada and the U.S. were above their respective three-year averages. The Company assumes that the 2018/2019 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.
The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Organizational change

On July 24, 2018, the Company's Board of Directors announced that Jean-Jacques Ruest, Interim President and Chief Executive Officer (CEO) and Executive Vice-President and Chief Marketing Officer, was appointed President and CEO and member of the Board of Directors, effective as of that day.

28    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2018 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including	• North American and global economic growth
those referring to general economic and business conditions	• Long-term growth opportunities being less affected by current economic conditions
Statements relating to the Company's ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing
• Reasonable interpretations of existing or future tax laws and regulations
Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2017 Annual MD&A for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

29    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Financial highlights

	Three months ended June 30		Six months ended June 30
In millions, except percentage and per share data	2018	2017	2018	2017
Revenues	$3,631	$3,329	$6,825	$6,535
Operating income (1)	$1,519	$1,415	$2,549	$2,639
Net income	$1,310	$1,031	$2,051	$1,915
Adjusted net income (2)	$1,120	$1,013	$1,861	$1,892
Basic earnings per share	$1.78	$1.36	$2.78	$2.52
Adjusted basic earnings per share (2)	$1.52	$1.34	$2.52	$2.49
Diluted earnings per share	$1.77	$1.36	$2.77	$2.51
Adjusted diluted earnings per share (2)	$1.51	$1.34	$2.51	$2.48
Dividends declared per share	$0.4550	$0.4125	$0.9100	$0.8250
Total assets	$39,805	$37,245	$39,805	$37,245
Total long-term liabilities	$18,006	$18,646	$18,006	$18,646
Operating ratio (1)	58.2%	57.5%	62.7%	59.6%
Free cash flow (3)	$974	$811	$1,296	$1,659

(1) The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.1 percentage points and 2.3 percentage points for the three and six months ended June 30, 2018, respectively (2.4 percentage points for both the three and six months ended June 30, 2017). Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

(2) See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3) See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

Financial results

Second quarter and first half of 2018 compared to corresponding periods in 2017
Net income for the second quarter of 2018 was $1,310 million, an increase of $279 million, or 27%, and diluted earnings per share increased by 30% to $1.77, when compared to the same period in 2017. Net income for the six months ended June 30, 2018 was $2,051 million, an increase of $136 million, or 7%, and diluted earnings per share increased by 10% to $2.77, when compared to the same period in 2017.
Operating income for the quarter ended June 30, 2018 increased by $104 million, or 7%, to $1,519 million. Operating income for the six months ended June 30, 2018 decreased by $90 million, or 3%, to $2,549 million. The increase in operating income in the second quarter was mainly due to an increase in revenues as a result of increased volumes of traffic; freight rate increases; and higher applicable fuel surcharge rates; partly offset by higher fuel prices; increased labor costs, and purchased services and materials costs; and the negative translation impact of a stronger Canadian dollar. The decrease in operating income in the first half was mainly due to challenging operating conditions in the first quarter, higher fuel prices, increased labor costs and the negative translation impact of a stronger Canadian dollar, partially offset by higher revenues in the second quarter.
The operating ratio, defined as operating expenses as a percentage of revenues, was 58.2% in the second quarter of 2018, compared to 57.5% in the second quarter of 2017, a 0.7-point increase. The six-month operating ratio was 62.7% in 2018 compared to 59.6% in 2017, a 3.1-point increase.
Revenues for the second quarter of 2018 were $3,631 million compared to $3,329 million for the same period in 2017, an increase of $302 million, or 9%. Revenues for the first half of 2018 were $6,825 million, an increase of $290 million, or 4%, when compared to the same period in 2017. The increase in the second quarter was mainly due to increased volumes of Canadian grain, coal, overseas intermodal traffic, frac sand, refined petroleum products and U.S. grain; freight rate increases; and higher applicable fuel surcharge rates. The increase in the first half was mainly due to freight rate increases; higher applicable fuel surcharge rates; and increased volumes of overseas intermodal traffic, frac sand, coal and refined petroleum products. The increases in both periods were partly offset by the negative translation impact of a stronger Canadian dollar.
Operating expenses for the second quarter of 2018 were $2,112 million compared to $1,914 million in 2017, an increase of $198 million, or 10%. Operating expenses for the first half of 2018 were $4,276 million compared to $3,896 million in 2017, an increase of $380 million, or 10%. The increases in both periods were mainly driven by higher fuel prices, higher labor costs as a result of an increase in headcount and higher training costs for new employees, and higher purchased services and material costs as a result of increased volumes of traffic in the second quarter, partly offset by the positive translation impact of a stronger Canadian dollar. Challenging operating conditions in the first quarter also contributed to the increase in the first half.

30    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2018, the Company's adjusted net income was $1,120 million, or $1.51 per diluted share, and $1,861 million, or $2.51 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2018 exclude a gain on transfer of the Company's capital lease in the passenger rail facilities in downtown Montreal together with its interests in related railway operating agreements (the "Central Station Railway Lease") of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, excluding the rail fixtures (the "Calgary Industrial Lead"), of $39 million, or $34 million after-tax ($0.05 per diluted share).
For the three and six months ended June 30, 2017, the Company's adjusted net income was $1,013 million, or $1.34 per diluted share, and $1,892 million, or $2.48 per diluted share, respectively. The adjusted figures for the three months ended June 30, 2017 exclude a deferred income tax recovery of $18 million ($0.02 per diluted share), resulting from the enactment of a lower provincial corporate income tax rate. The adjusted figures for the six months ended June 30, 2017 exclude a deferred income tax recovery of $18 million ($0.02 per diluted share) in the second quarter and $5 million ($0.01 per diluted share) in the first quarter, resulting from the enactment of lower provincial corporate income tax rates.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2018 and 2017, to the adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2018	2017	2018	2017
Net income as reported	$1,310	$1,031	$2,051	$1,915
Adjustments:
Other income	(223)	-	(223)	-
Income tax expense (recovery) (1)	33	(18)	33	(23)
Adjusted net income	$1,120	$1,013	$1,861	$1,892
Basic earnings per share as reported	$1.78	$1.36	$2.78	$2.52
Impact of adjustments, per share	(0.26)	(0.02)	(0.26)	(0.03)
Adjusted basic earnings per share	$1.52	$1.34	$2.52	$2.49
Diluted earnings per share as reported	$1.77	$1.36	$2.77	$2.51
Impact of adjustments, per share	(0.26)	(0.02)	(0.26)	(0.03)
Adjusted diluted earnings per share	$1.51	$1.34	$2.51	$2.48

(1) The tax effect of adjustments to Other Income reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

31    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.29 and $1.28 per US$1.00 for the three and six months ended June 30, 2018, respectively, and $1.35 and $1.33 per US$1.00 for the three and six months ended June 30, 2017, respectively.
On a constant currency basis, the Company's net income for the three and six months ended June 30, 2018 would have been higher by $30 million ($0.04 per diluted share) and $54 million ($0.07 per diluted share), respectively.

Revenues

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Rail freight revenues	$3,418	$3,111	10%	13%	$6,484	$6,186	5%	8%
Other revenues	213	218	(2%)	-	341	349	(2%)	1%
Total revenues	$3,631	$3,329	9%	12%	$6,825	$6,535	4%	7%
Rail freight revenues
Petroleum and chemicals	$616	$549	12%	16%	$1,180	$1,133	4%	8%
Metals and minerals	447	389	15%	19%	835	750	11%	15%
Forest products	490	464	6%	9%	912	911	-	4%
Coal	175	126	39%	42%	317	255	24%	27%
Grain and fertilizers	591	530	12%	14%	1,130	1,137	(1%)	2%
Intermodal	863	815	6%	7%	1,677	1,557	8%	9%
Automotive	236	238	(1%)	2%	433	443	(2%)	1%
Total rail freight revenues	$3,418	$3,111	10%	13%	$6,484	$6,186	5%	8%
Revenue ton miles (RTMs) (millions)	63,021	58,789	7%	7%	120,206	118,565	1%	1%
Rail freight revenue/RTM (cents)	5.42	5.29	2%	5%	5.39	5.22	3%	6%
Carloads (thousands)	1,506	1,424	6%	6%	2,914	2,792	4%	4%
Rail freight revenue/carload (dollars)	2,270	2,185	4%	7%	2,225	2,216	-	3%

Revenues for the quarter ended June 30, 2018 were $3,631 million compared to $3,329 million in the same period in 2017, an increase of $302 million, or 9%. Revenues for the first half of 2018 were $6,825 million, an increase of $290 million, or 4%, when compared to the same period in 2017. The increase in the second quarter was mainly due to increased volumes of Canadian grain, coal, overseas intermodal traffic, frac sand, refined petroleum products and U.S. grain; freight rate increases; and higher applicable fuel surcharge rates. The increase in the first half was mainly due to freight rate increases; higher applicable fuel surcharge rates; and increased volumes of overseas intermodal traffic, frac sand, coal and refined petroleum products. The increases in both periods were partly offset by the negative translation impact of a stronger Canadian dollar.
Fuel surcharge revenues increased by $81 million in the second quarter and $151 million in the first half of 2018 when compared to the same periods in 2017, as a result of higher applicable fuel surcharge rates.
RTMs, measuring the relative weight and distance of rail freight transported by the Company, increased by 7% in the second quarter and 1% in the first half of 2018 relative to the same periods in 2017.
Rail freight revenue per RTM increased by 2% in the second quarter and 3% in the first half of 2018 when compared to the same periods in 2017, mainly driven by freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

32   CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Petroleum and chemicals
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$616	$549	12%	16%	$1,180	$1,133	4%	8%
RTMs (millions)	11,553	11,027	5%	5%	22,172	22,855	(3%)	(3%)
Revenue/RTM (cents)	5.33	4.98	7%	11%	5.32	4.96	7%	11%
Carloads (thousands)	155	149	4%	4%	308	306	1%	1%

Revenues for this commodity group increased by $67 million, or 12%, in the second quarter and $47 million, or 4%, in the first half of 2018 when compared to the same periods in 2017. The increase in the second quarter was mainly due to freight rate increases, higher volumes of refined petroleum products and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of crude oil. The increase in the first half was mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 7% in both the second quarter and first half of 2018 when compared to the same periods in 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates. A decrease in the average length of haul also contributed to the increase in the first half. Partly offsetting the increases in both periods was the negative translation impact of a stronger Canadian dollar.

Metals and minerals
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$447	$389	15%	19%	$835	$750	11%	15%
RTMs (millions)	7,544	6,887	10%	10%	14,482	13,330	9%	9%
Revenue/RTM (cents)	5.93	5.65	5%	9%	5.77	5.63	2%	6%
Carloads (thousands)	265	245	8%	8%	507	477	6%	6%

Revenues for this commodity group increased by $58 million, or 15%, in the second quarter and $85 million, or 11%, in the first half of 2018 when compared to the same periods in 2017. The increases in both periods were mainly due to higher volumes of frac sand and semi-finished steel products, freight rate increases, and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 5% in the second quarter and 2% in the first half of 2018 when compared to the same periods in 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar.

Forest products
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$490	$464	6%	9%	$912	$911	-	4%
RTMs (millions)	7,922	7,789	2%	2%	14,883	15,479	(4%)	(4%)
Revenue/RTM (cents)	6.19	5.96	4%	7%	6.13	5.89	4%	8%
Carloads (thousands)	109	108	1%	1%	209	215	(3%)	(3%)

Revenues for this commodity group increased by $26 million, or 6%, in the second quarter and remained flat in the first half of 2018 when compared to the same periods in 2017. The increase in the second quarter was mainly due to freight rate increases, higher volumes of a broad range of forest products and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar. In the first half of 2018, freight rate increases and higher applicable fuel surcharge rates were offset by the negative translation impact of a stronger Canadian dollar, and lower volumes of wood pulp and softwood lumber.
  Revenue per RTM increased by 4% in both the second quarter and first half of 2018 when compared to the same periods in 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

33    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Coal
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$175	$126	39%	42%	$317	$255	24%	27%
RTMs (millions)	4,734	3,355	41%	41%	8,442	6,957	21%	21%
Revenue/RTM (cents)	3.70	3.76	(2%)	1%	3.76	3.67	2%	5%
Carloads (thousands)	86	71	21%	21%	166	144	15%	15%

Revenues for this commodity group increased by $49 million, or 39%, in the second quarter and $62 million, or 24%, in the first half of 2018 when compared to the same periods in 2017. The increases in both periods were mainly due to higher exports of U.S. thermal coal via the Gulf Coast and increased metallurgical coal exports via west coast ports, freight rate increases, and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 2% in the second quarter and increased by 2% in the first half of 2018 when compared to the same periods in 2017. The decrease in the second quarter was mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates. The increase in the first half was mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar.

Grain and fertilizers
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$591	$530	12%	14%	$1,130	$1,137	(1%)	2%
RTMs (millions)	14,585	13,415	9%	9%	28,190	28,902	(2%)	(2%)
Revenue/RTM (cents)	4.05	3.95	3%	5%	4.01	3.93	2%	4%
Carloads (thousands)	162	149	9%	9%	307	313	(2%)	(2%)

Revenues for this commodity group increased by $61 million, or 12%, in the second quarter and decreased by $7 million, or 1%, in the first half of 2018 when compared to the same periods in 2017. The increase in the second quarter was mainly due to higher volumes of Canadian grain, partly due to the clearing of backlog that resulted from challenging operating conditions in the first quarter, higher export volumes of U.S. corn and soybeans, and increased potash shipments; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar. The decrease in the first half was mainly due to reduced volumes of U.S. corn and soybeans and lower export volumes of Canadian canola, primarily in the first quarter, and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.
Revenue per RTM increased by 3% in the second quarter and 2% in the first half of 2018 when compared to the same periods in 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Intermodal
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$863	$815	6%	7%	$1,677	$1,557	8%	9%
RTMs (millions)	15,533	15,109	3%	3%	29,901	28,813	4%	4%
Revenue/RTM (cents)	5.56	5.39	3%	5%	5.61	5.40	4%	6%
Carloads (thousands)	657	628	5%	5%	1,281	1,196	7%	7%

Revenues for this commodity group increased by $48 million, or 6%, in the second quarter and $120 million, or 8%, in the first half of 2018 when compared to the same periods in 2017. The increases in both periods were mainly due to higher international container traffic via the ports of Prince Rupert and Montreal, and increased domestic volumes; higher applicable fuel surcharge rates; and freight rate increases; partly offset by lower overseas volumes via the Port of Vancouver and the negative translation impact of a stronger Canadian dollar.

34    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Revenue per RTM increased by 3% in the second quarter and 4% in the first half of 2018 when compared to the same periods in 2017, mainly due to higher applicable fuel surcharge rates and freight rate increases, partly offset by the negative translation impact of a stronger Canadian dollar.

Automotive
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$236	$238	(1%)	2%	$433	$443	(2%)	1%
RTMs (millions)	1,150	1,207	(5%)	(5%)	2,136	2,229	(4%)	(4%)
Revenue/RTM (cents)	20.52	19.72	4%	7%	20.27	19.87	2%	5%
Carloads (thousands)	72	74	(3%)	(3%)	136	141	(4%)	(4%)

Revenues for this commodity group decreased by $2 million, or 1%, in the second quarter and $10 million, or 2%, in the first half of 2018 when compared to the same periods in 2017. The decreases in both periods were mainly due to lower volumes of domestic finished vehicles and the negative translation impact of a stronger Canadian dollar, partly offset by higher applicable fuel surcharge rates, freight rate increases and higher import volumes of finished vehicles via the Port of Vancouver.
Revenue per RTM increased by 4% in the second quarter and 2% in the first half of 2018 when compared to the same periods in 2017, mainly due to higher applicable fuel surcharge rates and freight rate increases, partly offset by the negative translation impact of a stronger Canadian dollar.

Other revenues
	Three months ended June 30				Six months ended June 30
	2018	2017	% Change	% Change at constant currency	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$213	$218	(2%)	-	$341	$349	(2%)	1%

Other revenues decreased by $5 million, or 2%, in the second quarter and $8 million, or 2%, in the first half of 2018 when compared to the same periods in 2017. The decreases in both periods were mainly due to the negative translation impact of a stronger Canadian dollar and lower revenues from non-rail logistics services.
35    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Operating expenses

Operating expenses for the second quarter of 2018 were $2,112 million compared to $1,914 million in the same quarter of 2017, an increase of $198 million, or 10%. Operating expenses for the first half of 2018 were $4,276 million compared to $3,896 million in the same period of 2017, an increase of $380 million, or 10%. The increases in both periods were mainly driven by higher fuel prices, higher labor costs as a result of an increase in headcount and higher training costs for new employees, and higher purchased services and material costs as a result of increased volumes of traffic in the second quarter, partly offset by the positive translation impact of a stronger Canadian dollar. Challenging operating conditions in the first quarter also contributed to the increase in the first half.

	Three months ended June 30				Six months ended June 30
				% Change at constant currency				% Change at constant currency
			% Change				% Change
In millions	2018	2017			2018	2017
Labor and fringe benefits (1)	$648	$607	(7%)	(8%)	$1,362	$1,266	(8%)	(9%)
Purchased services and material	478	432	(11%)	(13%)	959	872	(10%)	(12%)
Fuel	436	329	(33%)	(37%)	829	671	(24%)	(28%)
Depreciation and amortization	330	326	(1%)	(3%)	653	649	(1%)	(2%)
Equipment rents	112	103	(9%)	(14%)	225	204	(10%)	(15%)
Casualty and other	108	117	8%	4%	248	234	(6%)	(9%)
Total operating expenses (1)	$2,112	$1,914	(10%)	(13%)	$4,276	$3,896	(10%)	(12%)

(1) The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

Labor and fringe benefits
Labor and fringe benefits expense increased by $41 million, or 7%, in the second quarter and $96 million, or 8%, in the first half of 2018 when compared to the same periods in 2017. The increases were primarily due to higher headcount, general wage increases, higher overtime costs and higher training costs for new employees, partly offset by the positive translation impact of a stronger Canadian dollar and a U.S. payroll tax recovery resulting from a favorable judicial decision in the second quarter.

Purchased services and material
Purchased services and material expense increased by $46 million, or 11%, in the second quarter and $87 million, or 10%, in the first half of 2018 when compared to the same periods in 2017. The increases were mainly due to higher costs of services purchased from outside contractors; higher trucking and transload costs; and higher repairs, maintenance and materials costs resulting from increased volumes of traffic in the second quarter; partly offset by the positive translation impact of a stronger Canadian dollar.

Fuel
Fuel expense increased by $107 million, or 33%, in the second quarter and $158 million, or 24%, in the first half of 2018 when compared to the same periods in 2017. The increases were primarily due to higher fuel prices and increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $4 million, or 1%, for both the second quarter and first half of 2018 when compared to the same periods in 2017. The increases in both periods were mainly due to net asset additions, partly offset by the favorable impact of depreciation studies and the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense increased by $9 million, or 9%, in the second quarter and $21 million, or 10%, in the first half of 2018 when compared to the same periods in 2017. The increases were primarily due to higher car hire expense and costs for locomotives, partly offset by the positive translation impact of a stronger Canadian dollar.

36    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Casualty and other
Casualty and other expense decreased by $9 million, or 8%, in the second quarter and increased by $14 million, or 6%, in the first half of 2018 when compared to the same periods in 2017. The decrease in the second quarter was mainly due to lower incident costs. The increase in the first half was mainly due to higher legal provisions and incident costs in the first quarter, partly offset by the positive translation impact of a stronger Canadian dollar.

Other income and expenses

Interest expense
Interest expense was $124 million and $246 million for the three and six months ended June 30, 2018, respectively, compared to $123 million and $245 million, respectively, for the same periods in 2017.

Other components of net periodic benefit income
Other components of net periodic benefit income was $76 million and $153 million for the three and six months ended June 30, 2018, respectively, compared to $80 million and $159 million, respectively, for the same periods in 2017.

Other income
In the second quarter and first half of 2018, the Company recorded other income of $229 million and $235 million, respectively, compared to other income of $1 million and $3 million, respectively, for the same periods in 2017. Included in Other income for both periods was a gain on the transfer of the Central Station Railway Lease of $184 million and a gain on disposal of the Calgary Industrial Lead of $39 million.

Income tax expense
The Company recorded income tax expense of $390 million and $640 million for the three and six months ended June 30, 2018, respectively, compared to $342 million and $641 million, respectively, for the same periods in 2017.
Income tax expense for the six months ended June 30, 2017 included deferred income tax recoveries of $18 million recorded in the second quarter and $5 million recorded in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates.
The effective tax rates for the three and six months ended June 30, 2018 were 22.9% and 23.8%, respectively, compared to 24.9% and 25.1%, respectively, for the same periods in 2017. Excluding the aforementioned deferred income tax recoveries, the effective tax rates for the three and six months ended June 30, 2017 were 26.2% and 26.0%, respectively. The decreases in the effective tax rates were mainly attributable to gains on disposal of property taxed at the lower capital gain inclusion rate and a lower U.S. Federal corporate income tax rate.

37    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Summary of quarterly financial data

	2018 Quarters		2017 Quarters				2016 Quarters
In millions, except per share data	Second (1)	First	Fourth (2)	Third (3)	Second (4)	First (5)	Fourth (6)	Third
Revenues	$3,631	$3,194	$3,285	$3,221	$3,329	$3,206	$3,217	$3,014
Net income	$1,310	$741	$2,611	$958	$1,031	$884	$1,018	$972
Basic earnings per share	$1.78	$1.00	$3.50	$1.28	$1.36	$1.16	$1.33	$1.26
Diluted earnings per share	$1.77	$1.00	$3.48	$1.27	$1.36	$1.16	$1.32	$1.25
Dividends per share	$0.4550	$0.4550	$0.4125	$0.4125	$0.4125	$0.4125	$0.3750	$0.3750
Reconciliation of operating income (7)
Operating income as originally reported	NA	NA	$1,301	$1,459	$1,495	$1,303	$1,395	$1,407
Adjustment: Other components of net
periodic benefit income	NA	NA	(76)	(80)	(80)	(79)	(62)	(73)
Operating income	$1,519	$1,030	$1,225	$1,379	$1,415	$1,224	$1,333	$1,334

(1) Included in Net income was a gain on the transfer of the Central Station Railway Lease of $184 million, or $156 million after-tax, and a gain on disposal of the Calgary Industrial Lead of $39 million, or $34 million after-tax, which were recorded in Other income.

(2) Included in Net income was a deferred income tax recovery of $1,764 million that resulted from the enactment of the Tax Cuts and Jobs Act ("U.S. Tax Reform") and a deferred income tax expense of $50 million that resulted from the enactment of higher provincial corporate income tax rates.

(3) Included in Net income was a deferred income tax expense of $31 million that resulted from the enactment of a higher state corporate income tax rate.
(4) Included in Net income was a deferred income tax recovery of $18 million that resulted from the enactment of a lower provincial corporate income tax rate.
(5) Included in Net income was a deferred income tax recovery of $5 million that resulted from the enactment of a lower provincial corporate income tax rate.
(6) Included in Net income was a gain on disposal of the Viaduc du Sud of $76 million, or $66 million after-tax, which was recorded in Other income.
(7) The Company adopted ASU 2017-07; Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2017 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2017 Annual MD&A. There were no significant changes during the first half of 2018, except as noted below.
As at June 30, 2018 and December 31, 2017, the Company had Cash and cash equivalents of $394 million and $70 million, respectively; Restricted cash and cash equivalents of $485 million and $483 million, respectively; and a working capital deficit of $1,588 million and $1,793 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
On February 6, 2018, under its previous shelf prospectus and registration statement, the Company issued US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in net proceeds of $1,106 million.
On February 13, 2018, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement

38    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

that expired on February 6, 2018. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
On March 15, 2018, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The increase in capacity provides the Company with additional financial flexibility. The amended credit facility of $1.8 billion consists of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature, which provides for an additional $500 million of credit under the facility subject to the consent of individual lenders, remains unchanged. As at June 30, 2018 and December 31, 2017, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the six months ended June 30, 2018.

Commercial paper
The Company's commercial paper programs are backstopped by the Company's revolving credit facility agreement. As of May 5, 2018, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.3 billion to $1.8 billion, or the US dollar equivalent on a combined basis. As at June 30, 2018 and December 31, 2017, the Company had total commercial paper borrowings of US$1,096 million ($1,439 million) and US$760 million ($955 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On April 30, 2018, the Company extended the term of its agreement by two years to February 1, 2021.
As at June 30, 2018, the Company had accounts receivable securitization borrowings of $nil. As at December 31, 2017, the Company had accounts receivable securitization borrowings of $421 million, consisting of $320 million and US$80 million ($101 million), secured by and limited to $476 million of accounts receivable, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2018, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2021. As at June 30, 2018, the Company had outstanding letters of credit of $398 million ($394 million as at December 31, 2017) under the committed facilities from a total available amount of $442 million ($437 million as at December 31, 2017) and $137 million ($136 million as at December 31, 2017) under the uncommitted facilities. As at June 30, 2018, included in Restricted cash and cash equivalents was $401 million ($400 million as at December 31, 2017) and $80 million ($80 million as at December 31, 2017) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2017 Annual MD&A as well as Note 7 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2017 Annual MD&A.

39    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Cash flows
	Three months ended June 30			Six months ended June 30
In millions	2018	2017	Variance	2018	2017	Variance
Net cash provided by operating activities	$1,682	$1,505	$177	$2,437	$2,761	$(324)
Net cash used in investing activities	(708)	(694)	(14)	(1,141)	(1,102)	(39)
Net cash used in financing activities	(822)	(937)	115	(981)	(1,731)	750
Effect of foreign exchange fluctuations on US
dollar-denominated cash, cash equivalents,
restricted cash, and restricted cash equivalents	2	(6)	8	11	(8)	19
Net increase (decrease) in cash, cash equivalents,
restricted cash, and restricted cash equivalents	154	(132)	286	326	(80)	406
Cash, cash equivalents, restricted cash, and restricted
cash equivalents, beginning of period	725	724	1	553	672	(119)
Cash, cash equivalents, restricted cash, and restricted
cash equivalents, end of period	$879	$592	$287	$879	$592	$287

Operating activities
Net cash provided by operating activities increased by $177 million in the second quarter of 2018 when compared to the same period in 2017 mainly due to favorable changes in working capital. Net cash provided by operating activities decreased by $324 million in the first half of 2018 when compared to the same period in 2017 mainly due to unfavorable changes in working capital including higher income tax payments, and lower cash earnings.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2017 indicated a funding excess on a going concern basis of approximately $3.1 billion and a funding excess on a solvency basis of approximately $0.5 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.
Pension contributions for the six months ended June 30, 2018 and 2017 of $54 million and $76 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. The decrease in pension contributions was mainly due to lower current service cost contributions remitted in advance for 2018 compared to 2017. In 2018, the Company now expects to make total cash contributions of approximately $95 million for all of its pension plans, which reflects the Company reducing its current service cost contributions for the CN Pension Plan as permitted based on its most recently filed actuarial valuation.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2017 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments increased by $121 million in the first six months of 2018 when compared to the same period in 2017, mainly due to a higher required final payment in Canada for the 2017 fiscal year, which was made in February 2018, partially offset by lower income tax payments in the U.S. For 2018, the Company's net income tax payments are expected to be approximately $800 million.

40    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Investing activities
Net cash used in investing activities increased by $14 million in the second quarter and $39 million in the first half of 2018 when compared to the same periods in 2017, mainly as a result of higher property additions, partly offset by proceeds received from the disposal of property.

Property additions
	Three months ended June 30		Six months ended June 30
In millions	2018	2017	2018	2017
Track and roadway	$639	$554	$933	$853
Rolling stock	68	25	82	50
Buildings	12	13	21	22
Information technology	100	51	182	90
Other	21	32	47	56
Property additions (1)	$840	$675	$1,265	$1,071

(1) Includes $118 million and $232 million associated with the U.S. federal government legislative Positive Train Control implementation in the three and six months ended June 30, 2018, respectively ($110 million and $192 million in the three and six months ended June 30, 2017, respectively).

2018 Capital expenditure program
During 2018, the Company increased its budget for capital spending from approximately $3.2 billion to approximately $3.5 billion. In the first quarter, the Company allocated an additional $0.2 billion for initiatives to increase capacity, enable growth and improve network resiliency, including additional track infrastructure expansion, and investments in yards and intermodal terminals. In the second quarter, the Company increased its capital budget by an additional $0.1 billion primarily for the acquisition of rail cars. Additional details of the Company's 2018 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2017 Annual MD&A.

Financing activities
Net cash used in financing activities decreased by $115 million in the second quarter and $750 million in the first half of 2018 when compared to the same periods in 2017. The decrease in the second quarter was primarily driven by a net issuance of commercial paper and lower repurchases of common shares, partly offset by higher long-term debt repayments. The decrease in the first half of 2018 was primarily driven by a net issuance of commercial paper and higher net long-term debt issuances.

Debt financing activities
Debt financing activities in the first half of 2018 included the following:
•	On May 15, 2018, repayment of US$325 million ($415 million) 5.55 % Notes due 2018 upon maturity;
•
On February 6, 2018, issuance of US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in total net proceeds of $1,106 million;

•	Net issuance of commercial paper of $451 million in the second quarter and $426 million in the first half;
•	Proceeds from the accounts receivable securitization program of $180 million in the first half;
•	Repayment of accounts receivable securitization borrowings of $180 million in the second quarter and $600 million in the first half; and
•	Repayment of capital leases of $5 million in the second quarter and $16 million in the first half.

Debt financing activities in the first half of 2017 included the following:
•	Net repayment of commercial paper of $112 million in the second quarter and $23 million in the first half; and
•	Repayment of capital leases of $29 million in the second quarter and $39 million in the first half.

Additional information relating to the Company's outstanding debt securities is provided in Note 10 – Long-term debt to the Company's 2017 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 31.0 million common shares between October 30, 2017 and October 29, 2018. As at June 30, 2018, the Company had repurchased 13.2 million common shares for $1,309 million under its current NCIB.

41    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

The following table provides the information related to the share repurchases for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2018	2017	2018	2017
Number of common shares repurchased (1)	3.8	5.2	10.3	10.6
Weighted-average price per share	$100.78	$99.38	$98.70	$94.98
Amount of repurchase (2)	$385	$521	$1,016	$1,012

(1) Includes repurchases of common shares in the first and second quarters of 2017 pursuant to private agreements between the Company and arm's length third-party sellers.
(2) Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. Additional information relating to Share Trusts is provided in Note 13 – Share capital to the Company's 2017 Annual Consolidated Financial Statements.
The following table provides the information related to the activity of the Share Trusts for the six months ended June 30, 2018 and 2017:

	Six months ended June 30
In millions, except per share data	2018	2017
Share settlements by Share Trusts
Number of common shares	0.4	0.3
Weighted-average price per share	$84.53	$77.99
Amount of settlement	$31	$24

Dividends paid
The Company paid quarterly dividends of $0.4550 per share amounting to $334 million and $670 million in the second quarter and first half of 2018, respectively, compared to $310 million and $623 million, respectively, at the rate of $0.4125 per share for the same periods in 2017.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at June 30, 2018:
In millions	Total	2018	2019	2020	2021	2022	2023 & thereafter
Debt obligations (1)	$11,817	$1,702	$713	$387	$767	$321	$7,927
Interest on debt obligations	7,950	236	435	410	402	384	6,083
Capital lease obligations (2)	59	30	10	15	4	-	-
Operating lease obligations	571	78	130	95	71	46	151
Purchase obligations (3)	2,394	1,031	585	331	106	101	240
Other long-term liabilities (4)	738	52	42	67	51	38	488
Total contractual obligations	$23,529	$3,129	$1,915	$1,305	$1,401	$890	$14,889

(1) Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2) Includes $57 million of minimum lease payments and $2 million of imputed interest at rates ranging from 1.7% to 4.3%.
(3) Includes fixed and variable commitments for locomotives, wheels, rail, engineering service contracts, outstanding information technology service contracts and licenses, railroad ties, rail cars, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.

(4) Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

42    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30		Six months ended June 30
In millions	2018	2017	2018	2017
Net cash provided by operating activities	$1,682	$1,505	$2,437	$2,761
Net cash used in investing activities	(708)	(694)	(1,141)	(1,102)
Free cash flow	$974	$811	$1,296	$1,659

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2018	2017
Debt		$11,874	$10,557
Adjustments:
Present value of operating lease commitments (1)		491	488
Pension plans in deficiency		459	438
Adjusted debt (2)		$12,824	$11,483
Net income		$5,620	$3,905
Interest expense		482	486
Income tax expense (recovery)		(396)	1,303
Depreciation and amortization		1,285	1,271
EBITDA		6,991	6,965
Adjustments:
Other income		(244)	(94)
Other components of net periodic benefit income		(309)	(294)
Operating lease expense		195	191
Adjusted EBITDA (2)		$6,633	$6,768
Adjusted debt-to-adjusted EBITDA multiple (times)		1.93	1.70

(1) Operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.
(2) In the first quarter of 2018, the Company redefined adjusted debt to include pension plans in deficiency, and adjusted EBITDA to exclude other components of net periodic benefit income and operating lease expense in order to better align the Company's definition of adjusted debt-to-adjusted EBITDA multiple with similar measures used by credit rating agencies. Comparative figures have been adjusted to conform to the current definition.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

43    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at June 30, 2018, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 11 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at July 24, 2018, the Company had 732.7 million common shares and 4.7 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2017 Annual MD&A.

Foreign currency risk
The estimated annual impact on Net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
As at June 30, 2018, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,696 million (US$887 million as at December 31, 2017). For the three and six months ended June 30, 2018, the Company recorded a gain of $41 million and $85 million, respectively, related to foreign exchange forward contracts, compared to a loss of $26 million and $41 million, respectively, for the same periods in 2017. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at June 30, 2018, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $51 million and $2 million, respectively ($nil and $19 million, respectively, as at December 31, 2017).

Fair value of financial instruments
As at June 30, 2018, the Company's debt had a carrying amount of $11,874 million ($10,828 million as at December 31, 2017) and a fair value of $12,645 million ($12,164 million as at December 31, 2017).

Additional information relating to financial instruments is provided in Note 12 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.
44    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the first half of 2018:

Standard	Description	Impact
ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization.
The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The Company adopted this ASU in the first quarter of 2018 with an effective date of January 1, 2018. As a result, the classification of the components of pension and postretirement benefit costs other than current service cost are now shown outside of Operating income in a separate caption entitled Other components of net periodic benefit income in the Company's Consolidated Statements of Income.
As a result of applying this ASU, for the three and six months ended June 30, 2018, operating income was reduced by $76 million and $153 million, respectively ($80 million and $159 million for the three and six months ended June 30, 2017, respectively), with a corresponding increase presented in the new caption below Operating income with no impact on Net income.
The guidance allowing only the service cost component to be eligible for capitalization did not have a significant impact on the Company's Consolidated Financial Statements.

ASU 2016-01 Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities
Provides guidance for the recognition, measurement, presentation and disclosure of financial instruments.
Requires equity investments, except for those accounted for under the equity method or that result in consolidation, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.
The guidance must be applied prospectively by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption.

The Company adopted this ASU in the first quarter of 2018 on a prospective basis with an effective date of January 1, 2018. As a result of applying this ASU, the Company elected to measure all existing equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The adoption of the ASU did not have a material impact on the Company's Consolidated Financial Statements.

ASU 2014-09, Revenue from Contracts with Customers and related amendments (Topic 606)
Requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.
Additional disclosures are required to assist users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts.
The guidance can be applied using either the retrospective or modified retrospective transition method.

The Company adopted this standard in the first quarter of 2018 with an effective date of January 1, 2018 using the modified retrospective transition method applied to contracts that were not completed as of January 1, 2018. The adoption of this standard did not have an impact on the Company's Consolidated Financial Statements, other than for the new disclosure requirements.
See Note 3 – Revenues to the Company's unaudited Interim Consolidated Financial Statements for additional information.

45    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

The following recent ASUs issued by FASB have an effective date after June 30, 2018 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2018-02 Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income
Provides entities the option to reclassify the stranded tax effects resulting from the Tax Cuts and Jobs Act ("U.S. Tax Reform") from accumulated other comprehensive income to retained earnings.
The g
uidance also requires certain disclosures about stranded tax effects and a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income.
The guidance can either be applied prospectively from the beginning of the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized.

The Company is currently evaluating the new guidance and has not determined whether it will elect to reclassify stranded amounts, and which transition method to apply if the election is made. The adoption of the ASU is not expected to have a material impact on the Company's Consolidated Financial Statements and related disclosures.
December 15, 2018. Early adoption is permitted.
ASU 2016-02, Leases (Topic 842)
Requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months. The lessor accounting model under the new standard is substantially unchanged.
The new standard also requires additional qualitative and quantitative disclosures.
The guidance must be applied using the modified retrospective method.

The Company expects that the standard will have a significant impact on its Consolidated Balance Sheets due to the recognition of new right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months. The Company has begun assembling the data necessary to calculate the impact on transition.
The Company is implementing a new lease management system and is making changes to processes and internal controls necessary to meet the reporting and disclosure requirements.
The Company will adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.

(1) Other recently issued ASUs required to be applied for periods beginning on or after June 30, 2018 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2) Effective for annual and interim reporting periods beginning after the stated date.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's Consolidated Financial Statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2017 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first half of 2018.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

46    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2017 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
There have been no material changes to the risks described in the Company's 2017 Annual MD&A. The following is an update on labor negotiations, regulatory matters, and trade restrictions.

Labor negotiations
As at June 30, 2018, CN employed a total of 17,897 employees in Canada, of which 13,154, or 73%, were unionized employees; and 7,757 employees in the U.S., of which 6,180, or 80%, were unionized employees.

Canadian workforce
On May 23, 2018, the collective agreement with the Teamsters Canada Rail Conference (TCRC) governing approximately 1,800 locomotive engineers was ratified by its members, renewing the collective agreement for a five-year term expiring on December 31, 2022.

U.S. workforce
As of July 24, 2018, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. The National Carriers Conference Committee (NCCC), representing the rail carriers, has reached ratified agreements with all but one union. These ratified agreements cover over 95% of the U.S. railroad employee population and all but 250 of CN's 3,500 non-operating craft employees. Mediated negotiations continue with the NCCC and the one union that has not yet agreed to contract terms. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis. CN has reached ratified agreements with four unions covering approximately 750 of CN's 3,000 operating craft employees. Eleven of twelve collective agreements, covering approximately 75% of the operating craft employees or 35% of CN's total unionized employee workforce, are currently under renegotiation.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Regulation
Economic regulation – Canada
Bill C-49, the Transportation Modernization Act, came into force on May 23, 2018, which introduced a series of amendments to various federal acts respecting transportation. In addition to reintroducing the provisions found in the Fair Rail for Grain Farmers Act respecting compensation for expenses incurred by shippers in case of failure by railway companies to meet their level of service obligations and the definition by the Canadian Transportation Agency ("Agency") of matters which can be subject to service arbitrations, Bill C-49 amends the Canada Transportation Act to, among other things:
•
expand the Governor in Council's powers to make regulations requiring major railway companies to provide to the federal Minister of Transport (Minister) and the Agency information relating to rates, service and performance;

•	clarify the factors that must be applied in determining whether railway companies are fulfilling their service obligations;

47    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

•	enable shippers to obtain terms in their contracts dealing with amounts to be paid in relation to a failure to comply with conditions related to railway companies' service obligations;
•
create a new remedy for shippers who have access to the lines of only one railway company at the point of origin or destination of the movement of traffic in circumstances where interswitching is not available, also called "long-haul interswitching";

•
change the process for the transfer and discontinuance of railway lines to, among other things, require railway companies to make certain information available to the Minister and the public and establish a remedy for non-compliance with the process; and

•
change provisions respecting the maximum revenue entitlement for the movement of Western grain to support the acquisition by railways of equipment used in the transportation of grain and require certain railway companies to provide to the Minister and the public information respecting the movement of grain.

Economic regulation – U.S.
Pursuant to the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress authorized the Surface Transportation Board (STB) to investigate any railroad over whose track Amtrak operates that fails to meet heightened performance standards jointly promulgated by the Federal Railroad Administration (FRA) and Amtrak for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad's failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN's ICC and GTW lines. On December 19, 2014, the STB granted Amtrak's motion to amend its complaint to limit the STB's investigation to a single Amtrak service on CN's ICC line. That case was held in abeyance for the STB's issuance of a final rule on July 28, 2016, defining intercity passenger on-time performance under Section 213 of PRIIA for purposes of triggering such investigations. The rail industry appealed the STB's final rule in the U.S. Court of Appeals for the Eighth Circuit. On July 12, 2017, the Eighth Circuit concluded that the STB exceeded its authority in adopting its final rule and vacated the STB's final rule. On November 9, 2017, Amtrak and some other passenger groups sought review from the U.S. Supreme Court. On February 20, 2018, the U.S. Supreme Court denied their petitions for review. On March 29, 2018, CN filed a motion to dismiss Amtrak's Section 213 complaint. On April 13, 2018, the STB dismissed without prejudice Amtrak's Section 213 complaint against CN.
       In a separate proceeding, the rail industry had previously challenged as unconstitutional Congress' delegation to Amtrak and the FRA of joint authority to promulgate the PRIIA performance standards. On March 23, 2017, the U.S. District Court for the District of Columbia concluded that Section 207 of PRIIA was void and unconstitutional and vacated the performance standards. The Government defendants challenged this decision in the U.S. Court of Appeals for the District of Columbia. On July 20, 2018, the U.S. Court of Appeals reversed the judgment of the District Court and held that the constitutional defect could be appropriately remedied by severing the arbitration provision in Section 207(d). The U.S. Court of Appeals noted that the aspect of the District Court's decision that vacated the performance standards is final because the Government defendants did not challenge it on appeal.
       On June 11, 2018, the U.S. Court of Appeals for the Seventh Circuit denied the Village of Barrington's (Barrington) petition seeking review of the STB's October 30, 2017 decision. In that decision, the STB denied Barrington's petition for reconsideration of the STB's April 26, 2017 decision, which denied Barrington's petition to reopen to impose a condition that would require CN to fund a grade separation on CN's 2009 acquisition of the Elgin, Joliet and Eastern Railway (EJ&E).

Safety regulation – Canada
Bill C-49 contains provisions, which, once enacted, will amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless the equipment is fitted with prescribed recording instruments and prescribed information is recorded using those instruments, collected and preserved. These provisions will also specify the circumstances in which the prescribed information that is recorded can be used and communicated by companies, the Minister and railway safety inspectors. Both amendments are not yet in force as regulations detailing their conditions must first be enacted by Transport Canada.

Other regulation – Canada
Bill C-49 amended the CN Commercialization Act to increase the maximum proportion of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995. Bill C-49 also provided that CN's directors may amend CN's Articles to implement this change without shareholder approval. On May 24, 2018, CN filed Articles of Amendment in order to give effect to this amendment.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal governments and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.
48    CN | 2018 Quarterly Review – Second Quarter

Management's Discussion and Analysis

Trade restrictions
Talks between Canada, the U.S. and Mexico to renegotiate the North American Free Trade Agreement (NAFTA) took place from August 2017 to May 2018. On March 8, 2018, the U.S. Government announced new tariffs on imports of steel and aluminum products from numerous countries, provisionally exempting Canada and Mexico. On May 31, 2018, the U.S. Government allowed the exemption of tariffs on imports of steel and aluminum products from Canada and Mexico to expire. On the same day, in response to these measures, the Government of  Canada announced its intention to impose surtaxes or similar trade-restrictive countermeasures against imports of steel, aluminum, and other products from the U.S., which came into effect July 1, 2018.
It is too early to assess the potential outcome of the NAFTA negotiations and the various trade actions taken by governments and agencies. As such, there can be no assurance that the outcome of such negotiations and trade actions will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2018, have concluded that the Company's disclosure controls and procedures were effective.
During the second quarter ended June 30, 2018, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

49    CN | 2018 Quarterly Review – Second Quarter